March 6, 2019

Heath Hill
Chief Financial Officer
Cloud Peak Energy Inc.
748 T-7 Road
Gillette, Wyoming 82718

       Re: Cloud Peak Energy Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 16, 2018
           File No. 001-34547

Dear Mr. Hill:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining